UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 14, 2016

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s Investor’s presentation dated June 14, 2016 entitled: “NXP Semiconductors Divestiture of Standard Products Conference Call”.

Exhibits

1.	Investor’s presentation dated June 14, 2016 entitled: “NXP Semiconductors Divestiture of Standard Products Conference Call”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 14th day of June 2016.

NXP Semiconductors N.V.

/s/ D. Durn
D. Durn, CFO

NXP SEMICONDUCTORS Divesture of Standard Products Conference Call
JUNE 14, 2016

LEGAL NOTICE

This document has been prepared by NXP Semiconductors N.V. ("NXP") solely for informational purposes. The presentation includes the following slides, the oral presentation of the slides by NXP or any person on its behalf, any question-and-answer session that follows the oral presentation, hard copies of this document and any materials distributed at, or in connection with the presentation (collectively, the "Presentation"). By attending the meeting at which the Presentation is made, or by reading the Presentation, you will be deemed to have (i) agreed to all of the following restrictions and made the following undertakings and (ii)acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of the Presentation.

Information relating to markets, market size, market share, market position, growth rates and other industry data contained in the Presentation relating to our industry and business is partly based on our estimates and is provided solely for illustrative purposes. We have also compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications. Any such information contained in the Presentation has not been independently verified and no representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein. None of NXP, the companies in the NXP group or any of their respective directors, officers, employees, agents or any other person shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of the Presentation or its contents or otherwise arising in connection with the Presentation. The information and opinions contained in this Presentation do not purport to be comprehensive, are provided as at the date of the document and are subject to change without notice. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources, and we cannot assure you as to their accuracy or that other persons would agree with our calculations and estimates. The industry and market data included in the Presentation may be subject to significant uncertainty due to differing definitions of the relevant markets described, as well as the other uncertainties. NXP is not under any obligation to update or keep current the information contained in the Presentation.

Non-GAAP Financial Measures

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles ("GAAP"), the Presentation also contains the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Other income, (vi) Operating income (loss), (vii) Operating margin, (viii) Financial Income (expense), (ix) Cash tax expense, (x) Results relating to equity-accounted investees, (xi) Net income (loss), (xii) Net income (loss) attributable to stockholders, (xiii) Weighted average shares –diluted, (xiv) Diluted net income (loss) attributable to stockholders per share, (xv) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xvi) non-GAAP free cash flow. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, process and product transfer costs, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016, foreign exchange gains and losses and the non-cash impact on income tax expense.

Management does not believe that these items are reflective of the Company's underlying performance. The presentation of these and other similar items in NXP's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual. NXP believes this non-GAAP financial information provides additional insight into the combined business of NXP since its merger with Freescale as well as the Company's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company's on-going operations and enable more meaningful period to period comparisons. These non-GAAP measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of the quarterly earnings releases in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

Forward-Looking Statement

This presentation includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers' equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

No Offer or Solicitation

The Presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue, or the solicitation of an offer to purchase, subscribe to or acquire, securities of NXP, or an inducement to enter into investment activity in the United States or in any other jurisdiction in which such offer, solicitation, inducement or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction. No part of this Presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever.

1

Secure Connections for the Smarter World
Everything Everything Everything
Smart Connected Secure
40B+ devices with 1B+ additional consumers online, Potential economy savings intelligence shipped in 2020 30B+ connected devices up to half trillion dollars
Processing Connectivity Security
Automotive Industrial Connected Devices IoT

2

Transaction Summary
General Terms and Consideration
Total sale consideration of $2.75B, all cash transaction;
Buyers are Jianguang Asset Management Co. Ltd (“ JAC Capital” ) and Wise Road Fund (“ Wise Road” );
Gain on sale of asset to create a net tax liability of approximately $450M, with payment to be spread over 2017;
Normal working capital adjustments to be calculated at time of closure;
Standard Product-focused front end and back end facilities will be transferred;
All relevant patents and intellectual property associated with the Standard Products business to be transferred;
Approximately 11K employees to join new entity.
Approval Process
NXP Board of Directors, JAC Capital and Wise Road have unanimously approved the transaction;
Normal regulatory approvals and consultations in various jurisdictions.
Timing of Transaction Close
Anticipate closure no sooner that the first quarter 2017, subject to customary closing conditions;
Expectations for ongoing Manufacturing Service Agreement post close of transaction;
At close Standard Products business will be renamed Nexperia, which will be headquartered in Nijmegen, the NL;
Anticipate Net Debt/TTM Adjusted EBITDA Leverage <=2x upon closing of transaction.

3

Divestures Increases Focus as HPMS Market Leader

NXP Combined Non-GAAP 2015
Adjusted Revenue ~$9.8B
Prior STDP Divesture *


Auto
32%
Corp & Other
2%
STDP
13%
NXP
SCD
23%
SIS
10%
SI&I
20%

NXP Combined Non-GAAP 2015
Adjusted Revenue ~ $8.6B
Post STDP Divesture *


Auto
37%
Corp & Other
2%
SIS
12%
NXP
SCD
26%
SI&I
23%

* Note: Combined Non-GAAP Adjusted 2015 Revenue is the combined consolidated revenue of NXP and Freescale for the year-ended December 31, 2015. The information excludes the divestment of previously announced businesses and the creation of joint-ventures. Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information relative to our Non-GAAP Financial Measures.

4

No Significant Change to End Market Exposure
NXP Combined Non-GAAP 2015 Adjusted NXP Combined Non-GAAP 2015 Adjusted Product Revenue by End-market Exposure Product Revenue by End-market Exposure Prior STDP Divesture * Post STDP Divesture *
Automotive Automotive
41% 41%
Industrial Industrial
Computing 2% & Other Computing 1% & Other
24% 25%
Consumer Consumer
7% 6%
Comm. Comm.
Infra. Mobile Infra. Mobile
11% 15% 12% 15%
* Note: Combined Non-GAAP 2015 Adjusted Product Revenue is the combined consolidated revenue of NXP and Freescale for the year ended December 31, 2015. The information excludes the divestment of previously announced businesses and the creation of joint-ventures. Please refer to the NXP Historic Financial Model file found on the
5 Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information relative to our Non-GAAP Financial Measures.

Update to NXP Non-GAAP Financial Model Post Divestiture

Long – term Model 2016E – 2019E	As of April 28, 2016	Pro Forma at Transaction Close
Focused Market Growth[(1)]	3 - 4%	3 - 4%
NXP Growth[(1)]	5 - 7%	5 - 7%
Non-GAAP Gross Margin	51 - 55%	53 - 57%
R&D	13 - 15%	14 - 16%
SG&A	6 - 8%	6 - 8%
Non-GAAP EBIT Margin	30 - 33%	31 - 34%
Non-GAAP EPS Growth[(1)]	~15%+	~15%+
Non-GAAP Adjusted EBITDA 2019E	$4B+	$3.7B+

(1) 3 Year CAGR 2016E-2019E

6

Update to NXP Non-GAAP Financial Model Post Divesture

	HPMS	NXP
Non-GAAP **GM%**	54 - 58%	53 - 57%
Non-GAAP **R&D%**	14 - 16%	14 - 16%
Non-GAAP **SG&A%**	6 - 8%	6 - 8%
Non-GAAP **EBIT%**	32 - 35%	31 - 34%

Analyst Day 2016 Modeling Assumptions

- NXP growth >1.5x industry
- Significant margin improvement
  - R&D investment driving future growth
- Additional metrics
  - Cash tax per quarter

	Cash Tax
2016	$20M
2017	$35 - $40M
2018	10%
2019	12%

  - SBC / year
    - 2016E/19E: ~$350M / ~$275M
  - Capex: ~5% of revenue

7

NXP Secure connections for a smarter world